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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OF 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 5, 2004

INFINIUM LABS INC.

Exact Name of Registrant Specified in Charter

Delaware	**50535**	**65-1048794**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2033 Main Street, Sarasota, Florida	**34237**
(Address of Principal Executive Offices)	(Zip Code)

(941)-917-0788
Registrant's telephone number, including area code:
(Former Name or Former Address, if Changed Since Last Report)

SEC 873 (6-04) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 4.01. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

(a)   Previous independent accountants

(i)   On January 5, 2004, Baumann, Raymondo & Company PA resigned as the independent accountants of Infinium Labs, Inc.

(ii)   The Board of Directors approved the decision to change independent accountants.

(iii)   The report of Baumann, Raymondo & Company PA on the financial statements for the fiscal year ended October 31, 2003 of the Company contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)   The Board of Directors approved the decision to change independent accountants.

(iv)   In connection with its audit for the most recent fiscal year ended October 31, 2003, there were no disagreements with Baumann, Raymondo & Company PA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Baumann, Raymondo & Company PA would have caused Baumann, Raymondo & Company PA to make reference thereto in their report on the financial statements for such years.

(v)   During the most recent fiscal year ended October 31, 2003 and through January 5, 2004 there were no reportable events as that term is defined in Item 304(a)(l)(v) of Regulation S-X.

(vi)   The Company has requested, and Baumann, Raymondo & Company PA has furnished, a letter addressed to the Commission stating that Baumann, Raymondo & Company PA agrees with subparagraphs (a)(ii), (iv) and (v) above. A copy of such letter, dated January 5, 2004, is filed as Exhibit 16 of this Form 8-K.

(b)   New independent accountants

On January 5, 2004, the Company engaged Webb & Company PA as its new principal independent accountant. The engagement was approved by the Board of Directors on January 5, 2004

(i)   The Company has not consulted with Webb & Company PA on the application of any accounting principles or proposed transactions, the type of audit opinion that might be given, any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(l)(iv) of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(l)(v) of Regulation S-K.

ITEM 9.01 FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c) Exhibits.

16   Letter regarding change in Certifying Accountant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By:/s/Timothy M. Roberts
Chairman and Chief Executive Officer
November 8, 2004

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
16	Letter regarding change in Certifying Accountant

Exhibit 16

November 8, 2004

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir /Madam:

We have read the statements about our firm included under Item 4 in the Form 8-K dated January 5, 2004 of Infinium Labs, Inc. filed with the Securities and Exchange Commission and are in agreement with the statements contained in(a)(ii), (a)(iv), (a)(v) and (a)(vi).

Very truly yours,

/s/ Baumann, Raymondo & Company PA